Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax
ALLISON FUMAI Partner Allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Baron ETF Trust (the “Registrant”)

Registration Statement filed on Form N-14

Ladies and Gentlemen:

Attached for filing via the EDGAR system is the Registration Statement on Form N-14 under the Securities Act of 1933, as amended, for Baron Financials ETF and Baron Technology ETF (each, an “Acquiring Fund”), each a series of the Registrant. This Registration Statement is being filed in connection with the transfer of substantially all of the assets of Baron FinTech Fund and Baron Technology Fund (each, an “Acquired Fund”) to its corresponding Acquiring Fund in exchange for the assumption of the Acquired Fund’s stated liabilities by its corresponding Acquiring Fund and shares of its corresponding Acquiring Fund having an aggregate net asset value (“NAV”) equal to the aggregate NAV of the Acquired Fund followed immediately by the distribution by the Acquired Funds to its shareholders of the portion of shares of the Acquiring Funds to which the shareholder is entitled in complete liquidation of the Acquired Funds, except as noted in the Registration Statement, (such transaction, the “Reorganizations”). Each Reorganization will be effected in accordance with the terms and conditions of an Agreement and Plan of Reorganization, a form of which is included in the Registration Statement.

Pursuant to Rule 488, the Registration Statement designates an effective date of September 28, 2025. No fees are required in connection with this filing. Please contact me at 212.698.3526 with any comments or questions concerning this filing. Thank you in advance for your consideration.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai